

August 5, 2011

Via E-mail
Mr. Thomas P. Monahan
Chief Executive Officer
The Virtual Learning Company, Inc.
60 Knolls Crescent, Suit 9M
Bronx, New York 10463

      Re: **The Virtual Learning Company, Inc.**
              Amendment #2 to Registration Statement on Form S-1
              Filed August 4, 2011
              File No. 333-174674

Dear Mr. Monahan:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 28

Our Growth Strategy, page 34

1. We note your response to comment 9 from our letter dated July 27, 2011. Please add an introductory paragraph to this section which addresses your ability to implement the discussed growth initiatives in the near future given the time and resources the company plans to devote to the development of additional software and educational titles. Explain whether you contemplate achieving any of the initiatives discussed prior to developing

the anticipated 32 educational titles. Disclose the material obstacles which may limit your ability to accomplish your plans including the fact that you have one current employee and limited funds.

Management's Discussion And Analysis Or Plan Of Operation, page 42

Basis of Presentation/Going Concern, page 44

2. Per comment 11 from our letter dated July 27, 2011, disclose the expected cost for producing the 5 additional mathematics and science courses necessary to breakeven. In addition, make clear whether the chart provided at the top of page 46 accounts for both the 5 additional titles needed to break even as well as the 16 additional titles to be completed thereafter or only the 16 additional titles.

Directors And Executive Officers, Promoters And Control Persons, page 54

3. Further revise the disclosure added in response to comment 12 from our letter dated July 27, 2011 to indicate that the underlying ethics inquiry concerned Mr. Monahan's involvement in the audit of Searex, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

CC: Roger L. Fidler, Esq.
       Via E-mail